UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

BioSpecifics Technologies Corp.

(Name of Subject Company)

BioSpecifics Technologies Corp.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

Matthew J. Maletta

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

(484) 216-0000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Carl A. Valenstein

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02210

(617) 341-7501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 2, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on November 6, 2020, Amendment No. 2 filed with the SEC on November 18, 2020, and Amendment No. 3 filed with the SEC on November 23, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated under the laws of Ireland (“Endo”), to purchase all of the Company’s outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”). Purchaser offered, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $88.50, net to the holder in cash, without interest, and subject to any applicable withholding taxes. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the SEC on November 2, 2020. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

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Item 8. ADDITIONAL INFORMATION.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding under a new section entitled “Expiration of the Offer; Closing of the Merger” before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 38 of the Schedule 14D-9 the following paragraphs:

“The Offer and related withdrawal rights expired at one minute after 11:59 p.m., New York time, on December 1, 2020. Computershare Trust Company, N.A. the depositary and paying agent for the Offer, advised Purchaser and the Company that, as of the expiration of the Offer, a total of 6,159,975 Shares were validly tendered and not validly withdrawn, representing approximately 82.8 percent of the Shares then outstanding on a fully diluted basis as of the expiration of the Offer. In addition, the depositary has advised Purchaser that, as of the Expiration Time, notices of guaranteed delivery had been received for 365,128 Shares, representing approximately 4.9 percent of the then outstanding Shares on a fully diluted basis.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase and the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares validly tendered and not validly withdrawn pursuant to the Offer, on December 2, 2020, Endo, Purchaser and the Company consummated the Merger pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by the Company’s stockholders. As a result of the Merger, the separate corporate existence of Purchaser ceased and the Company continued as the surviving corporation in the Merger under the name “BioSpecifics Technologies Corp.”, thereby becoming a wholly-owned subsidiary of Endo.

At the effective time of the Merger, each outstanding Share (other than Excluded Shares) were automatically converted into the right to receive $88.50, in cash, without interest.

The Shares will be de-listed from, and will cease to trade on Nasdaq. The Company and Endo intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act.

On December 2, 2020, Endo issued a press release announcing the expiration and results of the Offer and the consummation of the Merger and the Company issued a press release announcing the completion of the Offer and the Merger. The press releases of Endo and the Company announcing the expiration and results of the Offer and the consummation of the Merger are attached as Exhibit (a)(5)(C) and Exhibit (a)(5)(D) hereto, respectively, and are incorporated herein by reference.”

Item 9. EXHIBITS.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Endo International plc, dated December 2, 2020, announcing the expiration and results of the Offer and the consummation of the Merger (incorporated herein by reference to Exhibit (a)(5)(D) of the Schedule TO-T/A filed by Endo International plc with the SEC on December 2, 2020).

(a)(5)(D)	Press Release issued by the Company, dated December 2, 2020, announcing the completion of the Offer and the Merger.*

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSPECIFICS TECHNOLOGIES CORP.

Dated: December 2, 2020	By:	/s/ Matthew J. Maletta

	Name:	Matthew J. Maletta
	Title:	Executive Vice President, Chief Legal Officer and Secretary